FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

27 February 2012

HSBC BANK CANADA

FOURTH QUARTER 2011 RESULTS*

- Profit attributable to common shareholders was C$118m for the quarter ended 31 December 2011, an increase of 22.9% over the same period in 2010.

- Profit attributable to common shareholders was C$633m for the year ended 31 December 2011, an increase of 19.2% over the same period in 2010.

-  Return on average common equity was 11.8% for the quarter ended 31 December 2011 and 17.0% for the year ended 31 December 2011 compared with 10.8% and 15.5% respectively for the same periods in 2010.

- The cost efficiency ratio was 58.4% for the quarter ended 31 December 2011 and 54.0% for the year ended 31 December 2011 compared with 56.7% and 52.5% respectively for the same periods in 2010.

- Total assets were C$80.0bn at 31 December 2011 compared with C$78.0bn at 31 December 2010.

- Total assets under administration decreased to C$27.4bn at 31 December 2011 from C$32.8bn at 31 December 2010.

- Tier 1 capital ratio of 13.4% and a total capital ratio of 16.0% at 31 December 2011 compared to 13.3% and 16.0% respectively at 31 December 2010.**

*     Results are based on the unaudited financial statements for the period, prepared in accordance with International Financial Reporting Standards ('IFRS'), which the bank adopted on 1 January 2011. All comparative figures, which were previously reported under Canadian generally accepted accounting principles, have been restated to conform with IFRS. For full details of the bank's adoption of IFRS, reference should be made to the bank's audited consolidated financial statements for 2011 which will be published in March 2012. Reference may also be made to the First Quarter 2011 Interim Report issued in May 2011.

The abbreviations 'C$m' and 'C$bn' represent millions and billions of Canadian dollars, respectively.

**  Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions ('OSFI') in accordance with Basel II capital adequacy framework. Risk-weighted assets and ratios at 31 December 2010 have not been restated for the impact of the adoption of IFRS on 1 January 2011.

Financial Commentary

Overview

HSBC Bank Canada recorded profit of C$135m for the fourth quarter of 2011, an increase of C$17m, or 14.4% compared with C$118m for the fourth quarter of 2010. Profit for the year ended 31 December 2011 was C$704m, an increase of C$86m, or 13.9% compared to the same period in 2010. Profit attributable to common shareholders was C$118m for the fourth quarter of 2011, and C$633m for the year ended 31 December 2011, increases of C$22m, or 22.9%, and C$102m, or 19.2%, respectively over the same periods in 2010. This increase in profits in 2011 was primarily due to lower loan impairment charges, partially offset by lower net interest income and a write down in the value of investment property.

Profit for the fourth quarter of 2011 was C$66m or 32.8% lower than the third quarter mainly due to the investment property provision, as well as lower gains on sale of financial investments and the impact in the third quarter of 2011 of changes in credit spreads on financial instruments designated at fair value.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said:

"HSBC Bank Canada delivered solid results in 2011 largely due to strong business fundamentals in our core businesses, despite reduced customer borrowing demands, and improving asset quality leading to lower loan impairment charges. Canada is a great place for HSBC to do business and has been for the last 30 years and there are many opportunities for us to grow. We continue to invest in those areas of our business that leverage the global capabilities of the HSBC Group.  In 2011, we invested in Commercial Banking to grow our business in central Canada and strengthened our cross-border capabilities.  In our Global Banking and Markets and our Retail Banking and Wealth Management businesses we focused on deepening relationships with our customers ensuring access to our global and emerging markets capabilities.  These actions will enable us to continue to meet our customers' needs in the years ahead."

Analysis of consolidated financial results for the fourth quarter of 2011

Net interest income
for the fourth quarter of 2011 was C$393m compared with C$400m for the fourth quarter of 2010, a decrease of C$7m, or 1.8% and marginally higher than the third quarter. Net interest income for the year was C$1,556m in 2011 compared with C$1,608m in 2010, a decrease of C$52m, or 3.2%. The decrease is due to declines in commercial borrowings and consumer finance receivables as clients continue to de-leverage. The impact of the lower loan volumes is partially offset by the effect of increases in the Bank of Canada interest rates in the second half of 2010 which positively impacted the yield on the bank's prime rate-based assets compared to the prior year.

Net fee income
for the fourth quarter of 2011 was C$157m compared with C$182m for the fourth quarter of 2010, a decrease of C$25m, or 13.7% and C$162m for the third quarter of 2011. Net fee income for the year increased marginally to C$644m in 2011 compared with C$638m in 2010. The decrease in fee income in the fourth quarter was primarily due to lower brokerage commissions in our full service retail brokerage business, lower corporate finance fees arising from lower activity as well as a one-time receipt of credit insurance income in the fourth quarter of 2010, partially offset by higher fees from the Global Investor Immigration Program due to an increase in the number of applications processed by the government.

Net trading income
for the fourth quarter of 2011 was C$31m compared with C$24m for the fourth quarter of 2010, an increase of C$7m, or 29.2%, but a decrease of C$15m or 32.6% compared to the third quarter. The increase over 2010 is primarily due to an increase in foreign exchange trading revenue arising from volatile currency markets particularly in the third quarter of 2011 partially offsetting losses arising from the impact of changes in market rates on certain hedge positions. Net trading income for the year was C$150m in 2011 compared with C$153m in 2010, a decrease of C$3m, or 2.0%. The main factor contributing to the decrease compared to the prior year was a C$21m recovery in the second quarter of 2010 of previously recorded losses upon the disposal of substantially all of the bank's non-bank Canadian asset-backed commercial paper ('ABCP') portfolio. This was partially offset by the foreign exchange trading revenue noted above.

Net gain/(loss) from financial instruments designated at fair value.
The bank records certain debt securities and subordinated debentures at fair value. Although there were some changes in credit spreads in the fourth quarter of 2011, there were no net changes in the fair value of these balances, while a loss of C$4m was recorded in the same quarter in 2010 and a gain of C$22m in the third quarter of 2011. Financial instruments designated at fair value recorded gains for the year of C$16m compared with a loss of C$2m in 2010, mainly as a result of widening credit spreads in 2011.

Gains less losses from financial investments
for the fourth quarter of 2011 were C$3m, compared with nil for the fourth quarter of 2010 and C$20m in the third quarter of 2011. The increase compared to the fourth quarter of 2010 is due to the sale of certain available-for-sale ('AFS') securities including government bonds and bank debt securities in 2011 particularly in the third quarter. Year-to-date, gains less losses from financial investments were C$43m in 2011, compared with C$8m in 2010, an increase of C$35m. The increase in the year-to-date period was a result of gains recognized in the first quarter of 2011 from the disposal of the bank's AFS preferred share portfolio, combined with higher gains from the sale of certain AFS government bonds and bank debt securities mainly in the second and third quarters of 2011.

Other operating income
for the fourth quarter of 2011 was a loss of C$10m compared with income of C$51m for the fourth quarter of 2010, a decrease of C$61m, compared to income of C$33m for the third quarter of 2011. This was mainly as a result of a C$42 million write-down of investment property. Other operating income for the year was C$88m in 2011 compared with C$181m in 2010, a decrease of C$93m, or 51.4%. Following the Group's decision to emphasize cost containment and focus on certain core systems, there was a decrease of C$37m in income for the year received from affiliates in respect of software development services performed on their behalf. There was also a C$59m charge in 2011 resulting from a write-down in the value of investment property.

Loan impairment charges and other credit risk provisions
of C$54m were recorded in the fourth quarter of 2011 compared with C$115m for the fourth quarter of 2010, a decrease of C$61m, or 53.0% and C$63m in the third quarter of 2011. Loan impairment charges and other credit risk provisions for the year were C$197m compared with C$359m in 2010, a decrease of C$162m, or 45.1%. The decrease in loan impairment charges in 2011 compared with 2010 was due to reduced levels of individually assessed impairment charges, and a lower collective impairment provision due to improved asset quality and lower loan volumes in the bank's commercial loan and consumer finance portfolios.

Total operating expenses
for the fourth quarter of 2011 were C$335m compared with C$370m for the fourth quarter of 2010, a decrease of C$35m, or 9.5% and marginally lower than the third quarter of 2011. Total operating expenses for the year were C$1,348m in 2011 compared with C$1,357m in 2010, a decrease of C$9m, or 0.7%. Employee compensation and benefits decreased by C$13m in the quarter mainly as result of lower performance incentives. The increase of C$46m year-to-date arose partially due to an increase in the post-retirement benefits expense as a result of enhancements to certain of the bank's defined contribution pension plans, combined with higher full-time salaries and restructuring costs associated with certain efficiency-driven initiatives. General and administrative expenses decreased by C$33m compared to the fourth quarter of 2010 and C$73m for the year. The year-on-year decline is partially due to a recovery from an HSBC affiliate of fees paid with respect to prior years. The fourth quarter also included expenses of C$14 million relating to the sale of the full service retail brokerage business, which closed in early 2012. Amortization and impairment of intangible assets increased by C$13m in the quarter and increased C$21m year-to-date as a result of a write-off of certain internally-developed software costs in both the second and fourth quarters.

Income tax expense.
The effective tax rate in the fourth quarter of 2011 was 27.0% compared with 30.2% in the fourth quarter of 2010 and little changed from the third quarter. For the year, the effective tax rate was 26.4%, compared with 29.4% in 2010. The year over year decrease was a result of the reduction in statutory tax rates and the recovery of fees from an HSBC Group affiliate during the second quarter of 2011 which were not taxable.

Statement of financial position

Total assets at 31 December 2011 were C$80.0bn, an increase of C$2.0bn from 31 December 2010, primarily due to a C$3.0bn increase in financial investments and a C$0.8bn increase in derivatives partially offset by a C$1.3bn decrease in loans and advances to banks, and a C$0.9bn decrease in loans and advances to customers. Liquidity remained strong with C$28.5bn of cash and balances at central banks, items in the course of collection from other banks, trading assets, short-term loans and advances to banks and financial investments at 31 December 2011, compared with C$26.1bn at 31 December 2010. Loans and advances to customers at 31 December 2011 were C$44.3bn compared to C$45.2bn at 31 December 2010. The decline in loans and advances to customers is primarily due to a decrease in the balance of reverse repurchase agreements with customers. Excluding repurchase agreements, loans and advances to customers increased marginally.

Improving asset quality resulted in a reduced impact from impaired loans and lower specific and collective provisions. Gross impaired loans were C$678m, a decrease of C$120m compared with C$798m at 31 December 2010. Total impaired loans net of specific allowances for credit losses were C$470m at 31 December 2011, compared with C$571m at 31 December 2010. Total impaired loans includes C$59m (31 December 2010: C$117m) of consumer finance loans, for which impairment is assessed collectively. The collective allowance applicable to consumer finance loans was C$89m compared with C$148m at 31 December 2010. The total collective allowance was C$329m compared with C$400m at 31 December 2010.

Following campaigns with our commercial customers, total customer accounts of C$46.6bn at 31 December 2011 increased C$1.1bn from 31 December 2010. Debt securities in issue decreased to C$13.3bn at 31 December 2011 from C$14.8bn at 31 December 2010 as a result of reduced borrowing requirements.

Business performance in the fourth quarter of 2011

Retail Banking and Wealth Management

Commentary in this news release related to Retail Banking and Wealth Management reflects the change in structure previously announced, whereby Retail Banking and Wealth Management is now managed as a single customer group, and all prior periods presented have been restated on that basis.

The Retail Banking and Wealth Management business continued to focus on being the leading international premium bank in Canada, offering its premium customers global connectivity through innovative products, providing them access to emerging market exposure and deepening relationships with them through propositions and pricing.

The loss before income tax expense was C$7m for the fourth quarter of 2011, C$16m lower than the fourth quarter of 2010. The current quarter's results included a C$9m write-off of internally-developed software costs and charges of C$14m related to sale of the full service retail brokerage business. Excluding the impact of these items, profit before income tax expense was C$16m for the quarter, C$7m higher than 2010. Profit before income tax expense for the year was C$74m in 2011, compared with C$63m in 2010. Results for 2011 were impacted by a C$16m write-off of internally-developed software costs and charges of C$14m related to sale of the full service retail brokerage business noted above, partially offset by a recovery from an HSBC Group affiliate of fees paid in prior years of C$28m, while 2010 included a gain of C$7m arising from the recovery of previously recorded losses on non-bank ABCP. Excluding the impact of these items, the year over year increase in profit is mainly due to higher net interest income resulting from product re-pricing initiatives, higher income from our Wealth Management business relating to funds under management due to stronger sales, higher loan fees, and lower loan impairment charges due to a release of collective impairment provisions resulting from improved asset quality.

Commercial Banking

The Commercial Banking business continued to focus on being the leading international bank for business by continuing to strengthen its cross-border capabilities, particularly through investment to grow its presence in central Canada as well as aiming to be the best bank for small business through our Business Direct strategy.

Profit before income tax expense was C$110m for the fourth quarter of 2011, C$13m higher than the fourth quarter of 2010 and C$26m lower than the third quarter of 2011. The current quarter's results included a C$42m write-down resulting from a write down in the value of investment property. Excluding the impact of the write down, profit before income tax expense was C$152m for the quarter, C$16m higher than the third quarter of 2011 and C$55m higher than 2010. Profit before income tax expense for the year was C$532m in 2011, an increase of C$13m over 2010. Results for 2011 were impacted by a C$59m write-down in the value of investment property, partially offset by a recovery of fees from an HSBC Group affiliate with respect to prior years of C$18m, and C$7m recovery on non-bank ABCP in 2010. Excluding the impact of these items, the increase in year-to-date profit is C$61m or 11.9% higher than 2010, mainly due to lower loan impairment charges due to lower loan volumes and improved asset quality offset by lower interest revenues.

Global Banking and Markets

The prior period results for Global Banking and Markets have been restated to reflect the transfer of the Global Asset Management business to Retail Banking and Wealth Management, as discussed above.

The Global Banking and Markets business continued to focus on enhancing its position as the international bank of choice by building a client-driven franchise serving the global needs of core clients, delivering global products to Canadian clients and Canadian products to global clients.

For the fourth quarter of 2011, profit before income tax expense was C$67m, an increase of C$7m, compared with the same period in 2010. The increase is mainly due to an increase in advisory fees, a decrease in mark to market accounting losses, gains from the disposal of certain financial investments and a decrease in certain restructuring and variable compensation costs. This was offset by a decrease in capital market fees. Profit before income tax expense decreased by C$8m, compared with the third quarter of 2011 mainly due to an increase in mark to market accounting losses and a decrease in gains from the disposal of certain financial investments. This was offset by a decrease in certain restructuring and variable compensation costs. Profit before income tax expense was C$274m for the year 2011, compared with C$234m in 2010. The increase was mainly due to an increase in net interest income from the positive impact from an increase in Bank of Canada interest rates in the second half of 2010, an increase in foreign exchange trading revenues as a result of increased customer volumes, as well as gains from the disposal of certain financial investments. This was offset by a decrease in capital market fees, an increase in certain restructuring costs and a recovery in the prior year of previously recorded losses upon the disposal of non-bank ABCP.

Consumer Finance

The principal goals of the Consumer Finance business continued to be the improvement of the sales force's productivity and managing risk and credit quality.

Profit before income tax expense for Consumer Finance was C$17m for the fourth quarter of 2011 compared with C$10m for the same period in 2010 and C$61m for the year compared to C$58m for 2010. Net interest income and fees were C$9m lower for the fourth quarter of 2011 compared with the same period in 2010, mainly due to a one time receipt of C$10m in credit insurance income in 2010. There was a reduction in loan impairment charges of C$12m resulting from improved economic conditions, investments in credit collection processes and credit tightening actions taken in prior years. There was a reduction in operating expenses of C$5m primarily due to cost reduction initiatives undertaken during 2011. For the full year, the decrease in net revenue resulted mainly from lower average receivables, primarily emanating from the liquidating portfolio as well as the impact of the C$10m in credit insurance income in the 2010. The reduction in loan impairment charges for the full year was C$33 million and operating expenses decreased by C$8m.

Other

Activities or transactions which do not relate directly to the above business segments are reported in Other. The main items reported under Other include gains and losses from the impact of changes in credit spreads on financial instruments designated at fair value and revenue and expense recoveries related to information technology activities performed on behalf of HSBC Group companies. A loss before income tax expense of C$2m was recorded in the fourth quarter of 2011, compared with a loss of C$7m for the fourth quarter of 2010. Profit before income tax expense for the year of C$15m was recorded in 2011 compared to C$1m in 2010. The variances are primarily due to the impact of changes in the fair value of financial instruments designated at fair value.

Sale of full service retail brokerage business

On 20 September 2011 the bank, together with certain of its wholly owned subsidiaries, entered into an agreement to sell certain assets of the full service retail brokerage business and related wealth management business. The transaction closed effective 1 January 2012. Following the announcement of the sale, but prior to its closing, a number of investment advisors left to pursue opportunities elsewhere. This led to a reduction in funds under management and revenues during the fourth quarter. Funds under management in the business sold at 31 December 2011 and 2010 were $10.6bn and $15.7bn respectively.

On closing, the assets of the full service retail brokerage business were transferred including accounts receivable, client trading accounts, certain contracts, goodwill, certain leased property and furniture and equipment. The assets, liabilities and profit relating to the business are included in the Retail Banking and Wealth Management segment.

Assets and liabilities relating to the business sold were recorded as held for sale and are measured at the lower of the carrying amount and fair value less costs to sell. At 31 December 2011, non-current assets held for sale of C$3m representing property, plant and equipment and intangible assets have been included in other assets. Client accounts receivable and prepayments and accrued income of C$58m; and client trading accounts and accruals and deferred income of C$318m have been included in other assets and other liabilities respectively. There was no impact on the carrying amount on reclassifying these assets as held for sale. In the fourth quarter, C$14 million of charges were incurred relating to this transaction. A gain on the sale of approximately C$80m will be recorded in the first quarter of 2012.

Dividends

During the fourth quarter of 2011, the bank declared and paid C$75m in dividends on HSBC Bank Canada common shares, compared with C$70m in the same period in 2010. The bank declared and paid C$300m in common share dividends during the year ended 31 December 2011 compared with C$280m in the same period in 2010.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be paid on 31 March 2012 to shareholders of record on 15 March 2012.

IFRS and related non-IFRS measures used in this news release

The bank uses both IFRS and certain non-IFRS financial measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures that have been adjusted to a basis other than IFRS do not have a standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures used by other companies. The following outlines various non-IFRS measures that are regularly monitored by management:

Return on average common equity
- Profit attributable to common shareholders on an annualized basis divided by average common equity, which is calculated using month-end balances of common equity for the period.

Post-tax return on average assets
- Profit attributable to common shareholders on an annualized basis divided by average assets, which is calculated using average daily balances for the period.

Post-tax return on average risk weighted assets -
Profit attributable to common shareholders on an annualized basis divided by the average monthly balances of risk weighted assets for the period. Risk weighted assets are calculated using guidelines issued by OSFI in accordance with the Basel II capital adequacy framework.

Cost efficiency ratio
- Calculated as total operating expenses for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Adjusted cost efficiency ratio -
Cost efficiency ratio adjusted to exclude gains and losses from financial instruments designated at fair value from net operating income before loan impairment charges and other credit risk provisions and intra-group recoveries from HSBC Group entities from both net operating income before loan impairment charges and other credit risk provisions and total operating expenses. For purposes of this adjusted ratio, intra-group revenues and expenses, which are reported on a gross basis in "other operating income" and "general and administrative expenses" in our consolidated financial statements, are reflected on a net basis, consistent with our reporting to our parent.

Net interest income, net fee income and net trading income as a percentage of total operating income
- Net interest income, net fee income and net trading income for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Ratio of customer advances to customer accounts
- Loans and advances to customers divided by customer accounts, using period-end balances.

Average total shareholders' equity to average total assets
- Average shareholders' equity is calculated using month-end balances of total shareholders' equity for the period and average total assets are calculated using average daily balances for the period.

Caution concerning forward-looking statements

This document may contain forward-looking information, including statements regarding the business and anticipated actions of HSBC Bank Canada. These statements can be identified by the fact that they do not pertain strictly to historical or current facts. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on the bank's net interest margin may arise from actions taken by individual banks or other financial institutions acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above are not exhaustive and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition. Any forward-looking statements speak only as of the date of this document. The bank undertakes no obligation to, and expressly disclaims any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada. With around 7,200 offices in over 80 countries and territories and assets of US$2,556bn at 31 December 2011, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Summary

	Quarter ended			Year ended
	31 December 2011	31 December 2010	30 September 2011	31 December 2011	31 December 2010

For the period (C$m)
Net operating income before loan impairment charges and other credit risk provisions	574	653	674	2,497	2,586
Profit before income tax expense	185	169	274	956	875
Profit attributable to common shareholders	118	96	182	633	531

At period-end (C$m)
Shareholders' equity	4,973	4,426	4,933
Risk-weighted assets	35,322	34,152	34,786
Loans and advances to customers (net of impairment allowances)	44,284	45,218	43,697
Customer accounts	46,614	45,492	45,500

Capital ratios (%) 1
Tier 1 ratio	13.4	13.3	13.4
Total capital ratio	16.0	16.0	16.1

Performance ratios (%) 2
Return on average common equity	11.8	10.8	18.9	17.0	15.5
Post-tax return on average total assets	0.58	0.47	0.87	0.77	0.66
Post-tax return on average risk-weighted assets	1.3	1.1	2.1	1.8	1.5

Credit coverage ratio (%)
Loan impairment charges as a percentage of total operating income	9.4	17.6	9.3	7.9	13.9
Loan impairment charges as a percentage of average gross customer advances and acceptances	0.4	0.9	0.5	0.4	0.7
Total impairment allowances outstanding as a percentage of impaired loans and acceptances at the period end	73.4	73.1	71.8	73.4	73.1

Efficiency and revenue mix ratios (%) 2
Cost efficiency ratio	58.4	56.7	50.3	54.0	52.5
Adjusted cost efficiency ratio	56.2	53.3	49.8	51.8	49.1
As a percentage of total operating income:
- net interest income	68.5	61.3	58.0	62.3	62.2
- net fee income	27.4	27.9	24.0	25.8	24.7
- net trading income	5.4	3.7	6.8	6.0	5.9

Financial ratios (%) 2
Ratio of customer advances to customer Accounts	95.0	99.4	96.0
Average total shareholders' equity to average total assets	6.1	5.5	5.7

Total assets under administration (C$m)
Funds under management3	26,383	31,501	28,927
Custodial accounts	967	1,303	1,033
Total assets under administration	27,350	32,804	29,960
        1    Calculated using guidelines issued by OSFI in accordance with Basel II capital adequacy framework. Risk-weighted assets and ratios at 31 December 2010 have not been restated for the impact of the adoption of IFRS on 1 January 2011.

2 These are non-IFRS amounts or measures. Please refer to the discussion outlining the use of non-IFRS measures in this document.
        3   Funds under management include funds managed in the full service brokerage business which was sold effective 1 January 2012. This included $10.6bn and $15.7bn at 31 December 2011 and 2010 respectively.

Consolidated Income Statement (Unaudited)

	Quarter ended			Year ended
Figures in C$m	31 December	31 December	30 September	31 December	31 December
(except per share amounts)	2011	2010	2011	2011	2010

Interest income	585	621	579	2,366	2,373
Interest expense	(192)	(221)	(188)	(810)	(765)

Net interest income	393	400	391	1,556	1,608

Fee income	185	204	183	734	727
Fee expense	(28)	(22)	(21)	(90)	(89)

Net fee income	157	182	162	644	638

Trading income excluding net interest income	23	18	41	130	135
Net interest income on trading activities	8	6	5	20	18

Net trading income	31	24	46	150	153

Net gain/(loss) from financial instruments designated at fair value	-	(4)	22	16	(2)
Gains less losses from financial investments	3	-	20	43	8
Other operating income	(10)	51	33	88	181

Net operating income before loan impairment charges and other credit risk provisions	574	653	674	2,497	2,586
Loan impairment charges and other credit risk provisions	(54)	(115)	(63)	(197)	(359)
Net operating income	520	538	611	2,300	2,227

Employee compensation and benefits	(184)	(197)	(196)	(796)	(750)
General and administrative expenses	(125)	(158)	(129)	(475)	(548)
Depreciation of property, plant and equipment	(8)	(10)	(10)	(37)	(40)
Amortization of intangible assets	(18)	(5)	(4)	(40)	(19)
Total operating expenses	(335)	(370)	(339)	(1,348)	(1,357)

Operating profit	185	168	272	952	870

Share of profit in associates	-	1	2	4	5
Profit before income tax expense	185	169	274	956	875

Income tax expense	(50)	(51)	(73)	(252)	(257)

Profit for the period	135	118	201	704	618

Profit attributable to common shareholders	118	96	182	633	531
Profit attributable to preferred shareholders	15	15	16	61	61
Profit attributable to shareholders	133	111	198	694	592
Profit attributable to non-controlling interests	2	7	3	10	26

Average number of common shares outstanding (000's)	498,668	498,668	498,668	498,668	498,668
Basic earnings per common share	0.24	0.19	0.36	1.27	1.06

Consolidated Statement of Financial Position (Unaudited)

Figures in C$m	At 31 December	At 31 December	At 1 January
	2011	2010	2010

ASSETS

Cash and balances at central bank	77	79	189
Items in the course of collection from other banks	104	84	88
Trading assets	4,587	3,947	4,042
Derivatives	2,203	1,363	1,055
Loans and advances to banks	4,530	5,792	5,862
Loans and advances to customers	44,284	45,218	48,549
Financial investments	19,168	16,149	13,033
Other assets	559	610	575
Prepayments and accrued income	225	186	178
Customers' liability under acceptances	4,059	4,372	4,966
Property, plant and equipment	123	123	144
Goodwill and intangibles assets	76	94	99
Total assets	79,995	78,017	78,780

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	1,377	967	2,496
Customer accounts	46,614	45,492	43,179
Items in the course of transmission to other banks	288	178	284
Trading liabilities	2,996	2,764	2,812
Financial liabilities designated at fair value	1,006	983	1,138
Derivatives	1,746	1,161	823
Debt securities in issue	13,327	14,816	16,235
Other liabilities	2,187	1,440	980
Acceptances	4,059	4,372	4,966
Accruals and deferred income	566	597	573
Retirement benefit liabilities	300	267	214
Subordinated liabilities	326	324	432
Total liabilities	74,792	73,361	74,132

Equity
Preferred shares	946	946	946
Common shares	1,225	1,225	1,225
Other reserves	439	197	205
Retained earnings	2,363	2,058	1,842
Total shareholders' equity	4,973	4,426	4,218
Non-controlling interests	230	230	430
Total equity	5,203	4,656	4,648

Total equity and liabilities	79,995	78,017	78,780

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Year ended
Figures in C$m	31 December	31 December	30 September	31 December	31 December
	2011	2010	2011	2011	2010

Cash flows generated from/(used in):
- operating activities	(512)	2,732	220	1,516	4,426
- investing activities	959	(390)	(2,222)	(3,049)	(3,127)
- financing activities	(92)	(292)	(94)	(371)	(667)

Net (decrease)/ increase in cash and cash equivalents	355	2,050	(2,096)	(1,904)	632
Cash and cash equivalents, beginning of period	4,344	4,553	6,440	6,603	5,971
Cash and cash equivalents, end of period	4,699	6,603	4,344	4,699	6,603

Represented by:
- Cash and balances at central bank	77	79	62	77	79
- Items in the course of collection from other banks, net	(184)	(94)	(83)	(184)	(94)
- Loans and advances to banks of one month or less	4,530	5,792	3,737	4,530	5,792
- T-Bills and certificates of deposits of three months or less	276	826	628	276	826
Cash and cash equivalents, end of period	4,699	6,603	4,344	4,699	6,603

Customer Group Segmentation (Unaudited)

We manage and report our operations according to our main customer groups.

	Quarter ended			Year ended
Figures in C$m	31 December	31 December	30 September	31 December	31 December
	2011	2010	2011	2011	2010

Retail Banking and Wealth Management
Net interest income	98	96	100	399	391
Net fee income	57	68	62	255	252
Net trading income	4	3	6	20	26
Other operating income	3	2	2	9	8
Net operating income before loan impairment charges and other credit risk provisions	162	169	170	683	677
Loan impairment charges and other credit risk provisions	(7)	(6)	(7)	(20)	(27)
Net operating income	155	163	163	663	650
Total operating expenses	(162)	(154)	(144)	(589)	(587)
Profit/(loss) before income tax expense	(7)	9	19	74	63

Commercial Banking
Net interest income	189	192	188	727	773
Net fee income	66	68	66	268	251
Net trading income	5	5	7	24	32
Other operating income (expense)	(40)	3	-	(55)	6
Net operating income before loan impairment charges and other credit risk provisions	220	268	261	964	1,062
Loan impairment charges and other credit risk provisions	(23)	(76)	(32)	(78)	(206)
Net operating income	197	192	229	886	856
Total operating expenses	(87)	(96)	(95)	(358)	(342)
Operating profit	110	96	134	528	514
Share of profit in associates	-	1	2	4	5
Profit before income tax expense	110	97	136	532	519

Global Banking and Markets
Net interest income	38	44	38	165	141
Net fee income	23	26	23	79	82
Net trading income	17	12	29	90	86
Gains less losses from financial investments	3	-	17	40	8
Other operating income	-	1	-	2	4
Net operating income before loan impairment charges and other credit risk provisions	81	83	107	376	321
Loan impairment recovery and other credit risk provisions	1	4	-	1	7
Net operating income	82	87	107	377	328
Total operating expenses	(15)	(27)	(32)	(103)	(94)
Profit before income tax expense	67	60	75	274	234

	Quarter ended			Year ended
Figures in C$m	31 December	31 December	30 September	31 December	31 December
	2011	2010	2011	2011	2010

Consumer Finance
Net interest income	74	72	69	282	312
Net fee income	11	22	11	42	55
Gains less losses from financial investments	-	-	3	3	-
Other operating income	-	1	3	5	3
Net operating income before loan impairment charges and other credit risk provisions	85	95	86	332	370
Loan impairment charges and other credit risk provisions	(25)	(37)	(24)	(100)	(133)
Net operating income	60	58	62	232	237
Total operating expenses	(43)	(48)	(41)	(171)	(179)
Profit before income tax expense	17	10	21	61	58

Other
Net interest expense	(6)	(4)	(4)	(17)	(9)
Net fee income	-	(2)	-	-	(2)
Net trading income	5	4	4	16	9
Net gain/(loss) from financial instruments designated at fair value	-	(4)	22	16	(2)
Other operating income	27	44	28	127	160
Net operating income	26	38	50	142	156
Total operating expenses	(28)	(45)	(27)	(127)	(155)
Profit/(loss) before income tax expense	(2)	(7)	23	15	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 27 February 2012